PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2009 AND 2008

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON UNAUDITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Panthera Exploration Inc. for the three months ended March 31, 2009 have been prepared by management and are the responsibility of the Company’s management.  These statements have not been reviewed by the Company’s external auditors.

May 28, 2009

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(See Note 1 – Nature of Operations and Going Concern)

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2009 $	December 31, 2008 $
A S S E T S
CURRENT ASSETS
Cash	12,816	24,502
Marketable securities (Note 4)	3,050	5,000
Other receivables and prepaids	14,274	26,516
	30,140	56,018
MINERAL PROPERTY INTERESTS (Note 5)	189,000	1,468,502
	219,140	1,524,520
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accrued liabilities (Note 7)	604,237	555,194

S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (Note 6)	12,298,254	12,298,254
WARRANTS (Note 6)	554,690	554,690
CONTRIBUTED SURPLUS	1,319,921	1,319,921
ACCUMULATED OTHER COMPREHENSIVE INCOME	(1,950)	-
DEFICIT	(14,556,012)	(13,203,539)
	(385,097)	969,326
	219,140	1,524,520

APPROVED BY THE BOARD

“Nikolaos Cacos”	, Director
"Jerry Minni”	, Director

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

 (Unaudited - Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2009 $	2008 $ Restated – Note 2
EXPENSES
Accounting and audit	13,000	18,800
Corporate development and investor relations	4,079	172,874
Exploration	6,548	1,058,580
Legal and professional fees	1,202	17,257
Management fees (Note 7)	33,875	24,875
Office and sundry	1,291	37,024
Rent	-	18,654
Salaries	-	86,119
Transfer agent and regulatory fees	7,438	7,689
Travel	-	22,011
	67,433	1,463,883
LOSS BEFORE OTHER ITEMS	(67,433)	(1,463,883)
OTHER INCOME (EXPENSE)
Foreign exchange	(5,538)	11,078
Interest income	-	13,739
Write-off of mineral properties (Note 5)	(1,279,502)	(237,816)
	(1,285,040)	(212,999)
LOSS FOR THE PERIOD	(1,352,473)	(1,676,882)
DEFICIT - BEGINNING OF PERIOD	(13,203,539)	(9,731,190)
DEFICIT - END OF PERIOD	(14,556,012)	(11,408,072)
BASIC AND DILUTED LOSS PER SHARE	(0.32)	(0.49)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	4,184,604	3,450,604

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended March 31,
	2009 $	2008 $ Restated – Note 2

LOSS FOR THE PERIOD	(1,352,473)	(1,676,882)

OTHER COMPREHENSIVE INCOME
Unrealized gain (loss) on available-for-sale marketable securities	(1,950)	8,000

TOTAL COMPREHENSIVE LOSS	(1,354,423)	(1,668,882)

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2009 $	2008 $
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Loss for the period	(1,352,473)	(1,676,882)
Adjustment for items not affecting cash
Accrued interest	-	(13,365)
Write-off of mineral properties	1,279,502	237,816
	(72,971)	(1,452,431)

Change in non-cash working capital balances	61,285	336,841
	(11,686)	(1,115,590)

INVESTING ACTIVITIES
Decrease in short-term investments	-	1,000,000
	-	1,000,000
DECREASE IN CASH DURING THE PERIOD	(11,686)	(115,590)
CASH - BEGINNING OF PERIOD	24,502	166,018
CASH - END OF PERIOD	12,816	50,428

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

 (An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 (Unaudited - Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2009 $	2008 $ Restated – Note 2
SHARE CAPITAL
Balance at beginning and end of period	12,298,254	11,487,909

WARRANTS
Balance at beginning and end of period	554,690	908,793

CONTRIBUTED SUPRLUS
Balance at beginning and end of period	1,319,921	821,426

DEFICIT
Balance at beginning of period	(13,203,539)	(9,731,190)
Loss for the period	(1,352,473)	(1,676,882)
Balance at end of period	(14,556,012)	(11,408,072)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	-	21,000
Net unrealized loss on available-for-sale marketable securities	(1,950)	(30,000)
Balance at end of period	(1,950)	(9,000)

TOTAL SHAREHOLDERS’ EQUITY	(385,097)	1,801,056

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation)

(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE YEAR ENDED DECEMBER 31, 2008

(Expressed in Canadian Dollars)

ACQUISITION COSTS

	Argentina	Peru
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	Total $
Balance, beginning of period	1,389,309	54,711	14,616	6,212	3,654	1,468,502
Acquisition costs during the period
Cash	-	-	-	-	-	-
	1,389,309	54,711	14,616	6,212	3,654	1,468,502

Write-off mineral properties	(1,210,501)	(47,670)	(12,735)	(5,412)	(3,184)	(1,279,502)
Balance, end of period	178,808	7,041	1,881	800	470	189,000

EXPLORATION EXPENDITURES

	Argentina	Peru
	Mogote $	Cocha $	Mitu $	Acero $	Fuyani $	General Exploration (*) $	Total $
Cumulative costs expensed - Beginning of period	1,583,813	1,386,723	137,336	36,945	-	3,390,266	6,535,083
Exploration expenditures during the period:
Foreign value added tax	-	-	-	-	-	255	255
General exploration	-	-	-	-	-	6,293	6,293
	-	-	-	-	-	6,548	6,548
Cumulative costs expensed - End of period	1,583,813	1,386,723	137,336	36,945	-	3,396,814	6,541,631

* Exploration expenditures for properties that were written of in previous years are included in the opening balance of general exploration

The accompanying notes are an integral part of these consolidated financial statements.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Panthera Exploration Inc. (formerly Amera Resources Corporation) (the “Company”) was incorporated on April 11, 2000 in the Province of British Columbia and was transitioned under the Business Corporations Act (BC) on June 17, 2004.  The Company is a natural resource company engaged in the acquisition and exploration of resource properties in the Americas.  The Company presently has no proven or probable reserves and, on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  Consequently, the Company considers itself to be an exploration stage company.

The amounts shown as mineral property interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.  The underlying value of the mineral property interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to advance the properties beyond the exploration stage, and future profitability of the properties.

As of May 28, 2009, the Company had negative working capital of approximately $590,000.  The Company does not have adequate resources to maintain its core activities and has ceased its exploration activities for the time being, as well as taking steps to reduce overhead and other costs. The Company will need to raise further financings in order to continue its operations and fulfill its commitments. The Company may not be able to raise the necessary funds or may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it will need to reassess its alternatives and may have to abandon one or more of its property interests as a result.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders. The March 31, 2009 unaudited interim consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The going concern basis of presentation assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred significant losses and negative cash flow from operations since inception.  Adjustments to the carrying value of assets and liabilities, the reported expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate could be material.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality.

As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2008.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standard effective January 1, 2009.

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

3.

CHANGE IN ACCOUNTING POLICY

During the year ended December 31, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to be more relevant and reliable. Prior to the year ended December 31, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the property reaches development stage. All direct costs related to the acquisition of resource property interests will continue to be capitalized. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICY (continued)

The Company has accounted for this change in accounting policy on a retroactive basis. The impact of this change on the previously reported March 31, 2008 consolidated financial statements is as follows:

	As previously reported $	Restatement $	As restated $
Mineral property interests as at March 31, 2008	4,498,526	(2,943,965)	1,554,561
Exploration expense for the period ended March 31, 2008	205,804	852,776	1,058,580
Loss for the period ended March 31, 2008	(1,433,933)	(242,949)	(1,676,882)
Loss per share for the period ended March 31, 2008	(0.42)	(0.07)	(0.49)
Deficit at March 31, 2008	(8,422,604)	(2,985,468)	(11,408,072)
Deficit at December 31, 2008	(6,988,671)	(6,214,868)	(13,203,539)
Cash flows from operating activities for the period ended March 31, 2008	(552,179)	(563,411)	(1,115,590)
Cash flows from investing activities for the period ended March 31, 2008	436,589	563,411	1,000,000

4.

MARKETABLE SECURITIES

At March 31, 2009, the Company held 10,000 (March 31, 2008 – 10,000) common shares of Astral Mining Corporation (“Astral”) which had a quoted market value of $3,050 (March 31, 2008 - $24,000).  The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.  An unrealized loss of $1,950 was recorded for the period ended March 31, 2009. The Company holds these marketable securities as a result of entering into an option agreement for its Walker Lane mineral property holdings (see Note 5 (e)).

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

5.

MINERAL PROPERTY INTERESTS

The schedule below summarizes all costs incurred to date for each mineral property interest that the Company is continuing to explore as at March 31, 2009 and December 31, 2008:

	March 31, 2009			December 31, 2008
	Acquisition Costs $	Exploration Expenditures $	Total $	Acquisition Costs $	Exploration Expenditures $	Total $
Argentina
Mogote Property	178,808	1,583,813	1,762,621	1,389,309	1,583,813	2,973,122
Peru
Cocha	7,041	1,386,723	1,393,764	54,711	1,386,723	1,441,434
Laguna	-	-	-	-	733,862	733,862
Mitu	1,881	137,336	139,217	14,616	137,336	151,952
Acero	800	36,945	37,745	6,212	36,945	43,157
Fuyani	470	-	470	3,654	-	3,654
Other	-	-	-		368,343	368,343
USA
Walker Lane, Nevada	-	-	-	-	-	-
	189,000	3,144,817	3,333,817	1,468,502	4,247,022	5,715,524

(a)

Mogote Property

The Company has exercised its option agreement with Golden Arrow Resources Corporation (“Golden Arrow”), a publicly traded company with common management, and has earned a 51% interest in eight mineral concessions, comprising 8,009 hectares (the “Mogote Property”), located in San Juan Province, Argentina.  The Company has issued a total of 1,650,000 common shares and incurred a minimum of US $1.25 million of exploration expenditures to fulfil the requirements to earn this 51% interest.

On May 14, 2007, the Company gave notice to Golden Arrow that it would not proceed with the additional expenditures required in order to earn an additional 24% interest.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $1,210,501 to $178,808.

(b)

Cocha Property

The Cocha property is located in the Department of Junin, Peru approximately 23km east of the city of Huancayo and 220km east of Lima.  Staked in 2006, the Cocha property was expanded from 2,400 to 7,060 hectares in 2007.  The Company holds a 100% interest in the property.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $47,670 to $7,041.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

5.

MINERAL PROPERTY INTERESTS (continued)

(c)         Mitu Property

The Mitu property is located in the Department of Junin, Peru approximately 155km northeast of Lima.  Acquired by direct staking the Company holds a 100% interest.

During the three months ended March 31, 2009, management determined that the property should be written down to its net realizable value. Accordingly, the Company has written down the acquisition costs by $12,735 to $1,881.

(d)         Other Properties

Included in other properties is the Acero Property and the Fuyani Property located in the Department of Cuzco, Peru.  The Acero Property and Fuyani Property are 1,700 hectares and 1,000 hectares, respectively, and the Company holds a 100% interest.

During the three months ended March 31, 2009, management determined that the properties should be written down to their net realizable values. Accordingly, the Company has written down the Acero acquisition costs by $5,412 to $800 and written down the Fuyani acquisition costs by $3,184 to $470.

(e)

Walker Lane Properties

On June 9, 2006, the Company optioned the Walker Lane Properties in Nevada to Astral.  Under the terms of the agreement, Astral may earn up to an 80% undivided interest in the Walker Lane Properties.  An initial 65% interest in the properties may be earned by incurring US $2,500,000 in work expenditures over four years and issuing 500,000 common shares  to the Company (100,000 shares were received on August 4, 2006).  Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study within three years.

During 2008 the option agreement was terminated by Astral.  Accordingly, in 2008 the Company wrote off $64,010 of acquisition costs. The Company has dropped the Hills property and still maintains title to the Roy property.

6.

SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued - common shares	March 31, 2009		December 31, 2008
	Number	$	Number	$
Balance, beginning of period	4,184,604	12,298,254	34,506,036	11,487,909
Private Placements	-	-	7,340,000	1,027,600
Warrants valuation	-	-	-	(141,968)
Less share issue costs	-	-	-	(75,287)
Share consolidation on a 10 to 1 basis	-	-	(37,661,432)	-
Balance, end of period	4,184,604	12,298,254	4,184,604	12,298,254

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(a)

Stock options and stock-based compensation

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange.  Stock options granted are subject to a four-month hold period and exercisable for a period of five years.  There are no stock options outstanding as at March 31, 2009.

(b)

Warrants

Common shares reserved pursuant to warrants and agent’s warrants outstanding and exercisable at March 31, 2009 are as follows:

Number	Exercise Price $	Expiry Date
129,696	4.50	April 12, 2009
556,256	4.50	April 19, 2009
192,560	1.80	April 30, 2010
8,700	1.80	June 12, 2010
193,500	1.80	June 18, 2010
1,080,712	3.50

7.

RELATED PARTY TRANSACTIONS

The Company had engaged Grosso Group Management Ltd., (“Grosso Group”) to provide services and facilities to the Company.  The Grosso Group is a private company that is currently owned by IMA Exploration Inc. (“IMA”), Blue Sky Uranium Corp. (“Blue Sky”) and Golden Arrow Resources Corporation (“Golden Arrow”), each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services.  The shareholder companies pay monthly fees to the Grosso Group.  The fee was based upon a pro-rating of the Grosso Group’s costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

The arrangement with the Grosso Group was terminated effective September 1, 2008. There were no fees paid during the three months ended March 31, 2009. During the three months ended March 31, 2008, the Company incurred fees of $127,418 to the Grosso Group: $150,000 was paid in three monthly payments and $22,582 was included in accounts receivable as a result of a review of the allocation of the Grosso Group costs to the member companies for the year.   In addition, included in other receivables, prepaids and deposits was a $95,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

PANTHERA EXPLORATION INC.

(Formerly Amera Resources Corporation

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

 (Unaudited - Expressed in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS (continued)

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $87,500.  During the three months ended March 31, 2009, the Company paid $4,000 (March 31, 2008 - $21,875) to the President and $17,875 was accrued in accounts payable (March 31, 2008 - $Nil).  As at March 31, 2009 accounts payable includes $40,994 payable to the company controlled by this director. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include eighteen months of compensation plus a bonus amount agreed to by the parties.

During the three months ended March 31, 2009 the Company accrued consulting fees in the amount of $15,000 to a company controlled by a director of the Company.  The company controlled by this director also loaned $13,000 to the Company. Included in accounts payable is $74,500 payable to the company controlled by this director.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

SEGMENTED INFORMATION

The Company is primarily involved in mineral exploration activities in Argentina, Peru and the USA.  The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the three months ended March 31, 2009.

The Company’s total assets are segmented geographically as follows:

	March 31, 2009
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	18,213	(51)	11,978	30,140
Mineral properties	-	178,808	10,192	189,000
	42,676	1,389,257	92,587	219,140

	December 31, 2008
	Corporate Canada $	Argentina $	Peru $	Total $
Current assets	42,676	(52)	13,394	56,018
Mineral properties	-	1,389,309	79,193	1,468,502
	42,676	1,389,257	92,587	1,524,520